Filed by Blue Owl Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609
On November 21, 2024, Blue Owl Capital Corporation (“OBDC”) held a conference call with members of the fixed income community. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation III (“OBDE”) by OBDC. The following are excerpts from the transcript of this conference call discussing the proposed merger of OBDE and OBDC that were not included in the excerpts of this call previously filed by OBDC on November 21, 2024.
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Kaitlin Howard, Head of BDC Unsecured Funding for Blue Owl Capital Inc.
Craig, Two sort of potential merger questions here that I’ll lump together here: when all is said and done, how many BDC tickers will be left outstanding, four or five?  And then as a follow up, are you able to split off parts of the BDC’s you just merged?
Craig Packer, Chief Executive Officer
Well, with the two announced deals merging ODBC/OBDE and then merging the two tech funds. I’m quite certain that there’s an analytical crowd on the phone here. You can do the math and that will take seven down to five. You know OBDC II, or Capital Corporation Two is a private BDC. So there, we haven’t announced any plans for that fund, but that’s another one that has a goal of a strategic outcome. We’ve said before and I’ll say again publicly, it would make sense, you know potentially to have that also you know become consolidated, but we haven’t pursued that or have no plans to pursue it at this time. So for in the next 12 months, our goal would be to get the seven down to the five and then you know possibly down the line down to four.
You know, in terms of, you know, splitting off funds, you know, I’m not quite sure what the question is. That’s certainly not something that we’ve we spent a lot of time on or anyone should have any expectations, I mean what we’ve said, and I’ll say again, we think that there’s a lot of strategic sense in a future state where we have one large publicly-traded diversified BDC, one large, non-traded diversified BDC and the same on the tech side: large publicly-traded BDC and a non-traded. You see, that would make a lot of sense, and since we have said that at our Investor Day a year and a half ago, we have now put in place two really important building blocks to make that happen, consistent with what we’ve said. So I think that would be a logical place and I don’t think investors should have any particular concern about, you know, the dividing it up or selling assets. I mean that, if anybody has concerns about that, give us a shout offline and we’re happy to answer more specific questions. But it’s not something that we’re spending a lot of time thinking about.

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Kaitlin Howard, Head of BDC Unsecured Funding for Blue Owl Capital Inc.
OK, there’s another kind of follow up question here on the splitting off the parts of the merged BDCs. Is this something that we’d be willing to covenant and more broadly, would we be receptive to a standard covenant package to preserve creditor protections as is apparently seen in the REIT industry as an example?
Craig Packer, Chief Executive Officer
Look, I think our documentation is market. We’ve obviously appreciate everyone’s support on this call, participating on our issuance and we’re going to continue to really, you know, look to you to this market is helping support our growth and really appreciate the support. So we are going to continue to do market based offerings and not looking to renegotiate our documents on a big conference call, but we’ve been pleased by the reception of our offerings to date. Hopefully the investors in our bond and in our funds have equally been pleased by our investment success. I think the steps we’re taking -- to merge funds for the investors that have invested in in the smaller of the entities -- I think this hopefully will be perceived as a significant positive, because you’ll now be a part of a much bigger entity and you know we would hope spreads therefore would compress and that will generate good value for our bondholders. So happy to take any other questions about structural, how the covenants work offline. Just give us a shout.
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Look, again, I’m hopeful that the audience appreciates that there’s a lot of really good news in here for bondholders. You know, the consolidation of our platform I think will be a particular benefit to bondholders. I mean, it’s also, we think, really good for the investors, the equity investors in each fund. But we think the scale of what we’re creating will be a positive for the individual funds as well our ability to issue in size which we think the market really values having fewer tickers while we always appreciated that there was a level of complexity that other complexes didn’t have. So hopefully folks will value that as well. We still have to get these mergers done -- that will take some time, but hopefully we’re creating a path here for continued success for our funds, but continued great performance for our bondholders.
And with that, I will thank you all for joining and we will see you soon.
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